EXHIBIT 99.1

VIZSLA SILVER COMPLETES STRATEGIC INVESTMENT IN PRISMO METALS

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Jan. 9, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that it has closed its strategic investment (the "Strategic Investment") into Prismo Metals Inc. (CSE: PRIZ) ("Prismo").

Pursuant to the Strategic Investment, the Company acquired (i) a right of first refusal to purchase the Palos Verdes project from Prismo, and (ii) 4,000,000 units of Prismo (the "Prismo Units"), for aggregate consideration of $2,000,000.

The consideration for the Strategic Investment consisted of a cash payment of C$500,000 and 1,000,000 common shares of Vizsla (the "Consideration Shares"). The Consideration Shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months.

In connection with the Strategic Investment, Prismo and Vizsla have agreed to form a technical committee to pursue district-scale exploration of the Panuco silver-gold district.

Early Warning Disclosure

Pursuant to the Strategic Investment, Vizsla acquired 4,000,000 Prismo Units at a price of $0.50 per Prismo Unit. Each Prismo Unit consists of one common share of Prismo (a "Prismo Share") and one-half of one common share purchase warrant (a "Prismo Warrant"). Each Prismo Warrant entitles Vizsla to purchase one additional Prismo Share for a period of two years from the closing date at a price of $0.75.

Immediately prior to the closing of the Strategic Investment, Vizsla did not beneficially own, directly or indirectly, or exercise control or direction over, any Prismo Shares or any securities convertible into or exercisable for Prismo Shares. Immediately following the closing of the Strategic Investment, Vizsla owns 4,000,000 Prismo Shares and 2,000,000 Prismo Warrants, representing 10.08% of the issued and outstanding Prismo Shares on a non-diluted basis and 14.4% of the Prismo Shares on a partially-diluted basis.

Vizsla acquired the Prismo Shares as part of a strategic investment in Prismo. Vizsla intends to review its investment in Prismo on a continuing basis and may, from time to time and at any time, and depending on market and other conditions, acquire additional equity or debt securities or instruments, through open market transactions, private placements and other privately negotiated transactions, or otherwise (including through exercising rights provided to Vizsla in the Strategic Investment Agreement dated December 16, 2022 between Vizsla and Prismo (the "Strategic Investment Agreement")), in each case, depending on a number of factors, including general market and economic conditions and other factors and conditions Vizsla deems appropriate.

The Strategic Investment Agreement also provides Vizsla with certain rights and privileges, including certain participation and top-up rights to permit Vizsla to acquire Prismo Shares on a pro rata basis in the future to maintain its ownership position, prospectus qualification/registration rights, the right to nominate a director to Prismo's board of directors, the right of first refusal on any transfer of all or part of the Palos Verdes project, and certain information and access rights.

For a summary of the rights of Vizsla under the Strategic Investment Agreement, see the material change report of Vizsla dated January 6, 2023, which is available on Vizsla's SEDAR profile at www.sedar.com.

Prismo's head office address is Suite 1100 - 1111 Melville Street, Vancouver, BC V6E 3V6. Vizsla's head office address is Suite 700, 1090 West Georgia Street, Vancouver, BC V6E 3V7.

An early warning report will be filed by Vizsla under applicable Canadian securities laws and once filed will be available on Prismo's SEDAR profile at www.sedar.com. A copy of such report may also be obtained from: Jennifer Hanson, Corporate Secretary of Vizsla, info@vizslasilver.ca.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Panuco hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq. A NI 43-101 technical report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, with an effective date of March 1, 2022 was prepared by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 210,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: future exploration and development of the Company's projects, including the intended upgrade and expansion of the maiden resource.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 09-JAN-23